
November 24, 2020

Scott Flaherty
Chief Financial Officer
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

> **Re: Willis Lease Finance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 12, 2020**
> **File No. 001-15369**

Dear Mr. Flaherty:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Trade & Services